UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

BLUEGREEN CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

096231105
(CUSIP Number)

Central Florida Investments, Inc.
5601 Windhover Drive
Orlando, FL 32819
(407) 351-3350
Attn: Thomas F. Dugan

with copies to:

William F. Wynne, Jr., Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-8316

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

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SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS Central Florida Investments, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	(a)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,632,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,632,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,632,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel Revocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	(a)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,632,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,632,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,632,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 096231105

1	NAME OF REPORTING PERSONS David A. Siegel I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	(a)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,632,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,632,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,632,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON IN

     The statement on Schedule 13D filed on July 20, 2006, relating to the common stock, $0.01 par value per share (the “Common Stock”), as amended by Amendment No. 1 to the Schedule 13D filed on August 10, 2006 (the “Schedule 13D”), is hereby amended as set forth below by this Amendment No. 2 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons beneficially own 9,632,400 shares of Common Stock (the “Shares”). A total of 2,017,800 of the Shares are owned of record by Mr. Siegel (the “Siegel Shares”) and a total of 7,614,600 of the Shares are owned of record by CFI (the “CFI Shares”). A total of 9,602,400 of the Shares were purchased by virtue of the exercise of certain put contracts described below. The aggregate purchase price of the 9,632,400 Shares beneficially owned by the Reporting Persons was $120,388,389. Mr. Siegel may be deemed to beneficially own all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI. The Siegel Trust may be deemed to beneficially own all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust. CFI may be deemed to beneficially own all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel. CFI purchased the CFI Shares by using available working capital and through the proceeds of a standard demand margin loan made by National Financial Services, LLC. As of August 21, 2006, CFI’s margin balance is $35,544,952. Mr. Siegel purchased the Siegel Shares using personal funds, including funds advanced by CFI, and through the proceeds of a standard demand margin loan made by National Financial Services, LLC. As of August 21, 2006, Mr. Siegel’s margin balance is $9,419,090.40.

     From time to time the Reporting Persons have purchased and sold securities of the Issuer. Beginning on or about June 14, 2005, the Reporting Persons began selling put contracts in the open market with varying expiration dates (the “Puts”). Each of the Puts gives its owner an option to sell 100 shares of Common Stock to the Reporting Persons at a price of $12.50 per share. The Reporting Persons received premiums between $0.15 and $1.25 per share for selling the Puts. As of August 22, 2006, the Reporting Persons have obligations to purchase 325,000 shares of Common Stock at $12.50 per share, if all such Puts are exercised prior to their expiration dates. On November 18, 2006, 3,250 Puts will expire if not exercised.

Item 4.  Purpose of Transaction

     The Reporting Persons sold the Puts to earn the premium customarily received for writing options and because they believed that, if such Puts were to be exercised, $12.50 per share represented an acceptable price to pay for the Common Stock. As of August 22, 2006, the Reporting Persons have obligations to purchase an additional 325,000 shares of Common Stock at $12.50 per share, if all the Puts are exercised prior to their expiration dates.

     CFI intends to monitor the Issuer’s business, trading performance, operating results, financial position and prospects. Depending on market conditions, including the trading activity with respect to the Issuer’s shares, their continuing evaluation of the business and prospects of the Issuer and other factors (including, without limitation, considerations relating to the matters set forth in the following paragraph), the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares, selling some or all of its Shares or purchasing or selling additional option contracts.

     On July 27, 2006, the Issuer announced in a press release that it had declared a dividend distribution of one preferred share purchase right on each outstanding share of Common Stock in response to the filing by the Reporting Persons of the Schedule 13D. The specific terms of the rights are contained in a Rights Agreement, dated July 27, 2006 (the “Rights Plan”). On July 27, 2006, the Issuer filed a claim in the U.S. District Court for the Southern District of Florida against the Reporting Persons seeking, among other things, a declaratory judgment from the court that the board of directors of the Issuer acted appropriately in adopting the Rights Plan. The effect of the Rights Plan is to cause any person or group that acquires beneficial ownership of 15% or more of the Common Stock, subject to certain exceptions, to suffer significant dilution of its shareholdings in the Issuer. In particular, the Rights Plan imposes such penalty on any person or group that acquires beneficial ownership of 15% or more of the Common Stock as a result of third parties exercising contractual rights that existed as of the date of the adoption of the Rights Plan, unless such person or group sells a sufficient number of shares of Common Stock to reduce its holdings below 15% within 60 days of acquiring such Common Stock. Because a sufficient number of Puts were exercised by third parties, the Reporting Persons have acquired 31.5% of the Common Stock. Under the terms of the Rights Plan, the Reporting Persons would be forced to sell a sufficient number of shares of Common Stock to reduce their holdings below such 15% threshold within the 60-day period to avoid the significant dilutive effects of the Rights Plan. The highly unusual Rights Plan could result in forced sales of shares and in significant reductions in the trading prices for the Issuer’s shares, to the detriment of all of the Issuer’s shareholders. The Reporting Persons believe that the Issuer’s directors have violated their fiduciary duties to the shareholders of the Issuer in adopting the Rights Plan, and intend to seek to have the Rights Plan invalidated.

     Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)      A sale or transfer of a material amount of assets of the Issuer;

     (d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)      Any material change in the present capitalization or dividend policy of the Issuer;

     (f)      Any other material change in the Issuer’s business or corporate structure;

     (g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b)	Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of August 9, 2006.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)

Reporting Persons	0	9,632,400	9,632,400	31.5%

Central Florida Investments, Inc.(2)	0	9,632,400	9,632,400	31.5%

David A. Siegel(3)	0	9,632,400	9,632,400	31.5%

David A. Siegel Revocable Trust(4)	0	9,632,400	9,632,400	31.5%

(1)	The percentages of Common Stock indicated in this table are based on the 30,548,385 shares of Common Stock outstanding as of August 4, 2006, as disclosed in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within sixty days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner and for the Reporting Persons but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(2)	CFI may be deemed to beneficially own all of the Shares because it is the owner of record of the CFI Shares and because it is controlled by the Siegel Trust and Mr. Siegel. See Item 3.

(3)	Mr. Siegel may be deemed to beneficially own all of the Shares because he is the sole trustee of the Siegel Trust, which owns all of the voting stock of CFI. See Item 3.

(4)	The Siegel Trust may be deemed to beneficially own all of the Shares because it owns all of the voting stock of CFI and because Mr. Siegel is the sole trustee and a beneficiary of the Siegel Trust. See Item 3.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule D hereto and is incorporated herein by reference. All of the put transactions listed on Schedule D were exchange traded options written through brokers. All of the sales of Common Stock listed on Schedule D were sold through brokers and effected on the New York Stock Exchange.

(d)	Dividends on the shares of Common Stock reported herein will be paid to CFI and/or Mr. Siegel as the record owner. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Item 3 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is supplemented as follows:

Schedule A	Executive Officers and Directors of CFI*

Schedule B	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to July 20, 2006*

Schedule C	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the sixty days prior to August 10, 2006**

Schedule D	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit A	Joint Filing Agreement*

*	Previously filed with the Securities and Exchange Commission on July 20, 2006 as a schedule or exhibit to the Schedule 13D.
**	Previously filed with the Securities and Exchange Commission on August 10, 2006 as a schedule to Amendment No. 1 to the Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

CENTRAL FLORIDA INVESTMENTS, INC.

By:	/s/ David A. Siegel
	Name:	David A. Siegel
	Title:	President

DAVID A. SIEGEL REVOCABLE TRUST
By:	/s/ David A. Siegel
	Name:	David A. Siegel
	Title:	Trustee

/s/ David A. Siegel
David A. Siegel

SCHEDULE D

List of transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

8/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	4,142,600	$12.500
8/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	1,545,300	$12.500
8/15/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500
8/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	50,900	$12.500
8/9/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	14,000	$12.500
8/9/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	1,357,000	$12.500
8/4/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	1,300	$12.500
8/1/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	37,700	$12.500
8/1/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	12,500	$12.500
7/24/2006	David Siegel	Sold Puts	Aug-06	12.5	(691)	$12.500
7/23/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	69,100	$12.500
7/21/2006	David Siegel	Sold Puts	Aug-06	12.5	(140)	$0.800
7/21/2006	David Siegel	Sold Puts	Jul-06	12.5	(245)	$0.659
7/20/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	38,500	$12.500
7/20/2006	David Siegel	Sold Puts	Aug-06	12.5	(324)	$0.620
7/20/2006	David Siegel	Sold Puts	Jul-06	12.5	(255)	$0.520
7/19/2006	David Siegel	Sold Puts	Jul-06	12.5	(758)	$0.417
7/19/2006	David Siegel	Sold Puts	Aug-06	12.5	(4,309)	$0.568
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	7,300	$12.500
7/18/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	300	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	2,500	$12.500
7/18/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	300	$12.500
7/18/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,858)	$0.957
7/18/2006	David Siegel	Sold Puts	Jul-06	12.5	(130)	$0.965
7/17/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	160,200	$12.500
7/17/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	15,000	$12.500
7/17/2006	David Siegel	Sold Puts	Aug-06	12.5	(370)	$1.189
7/17/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,500	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Jul-06	12.5	63,900	$12.500
7/14/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	7,500	$12.500
7/14/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,723)	$1.200
7/14/2006	David Siegel	Sold Puts	Jul-06	12.5	(1,677)	$1.200
7/14/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	101,900	$12.500
7/13/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/13/2006	David Siegel	Sold Puts	Aug-06	12.5	(1,184)	$1.143
7/13/2006	David Siegel	Sold Puts	Jul-06	12.5	(673)	$1.155
7/13/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	67,100	$12.500
7/12/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	17,500	$12.500
7/12/2006	David Siegel	Sold Puts	Aug-06	12.5	(710)	$1.155
7/12/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	52,500	$12.500
7/11/2006	David Siegel	Sold Puts	Aug-06	12.5	(2,590)	$1.143

Date of Transaction	Person Effecting Transaction	Type of Transaction	Expiration Date	Strike Price	Number of securities bought/(sold)	Price per share

7/11/2006	David Siegel	Assigned Shares – Bought	Aug-06	12.5	10,000	$12.500
7/11/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	201,100	$12.500
7/10/2006	David Siegel	Sold Puts	Aug-06	12.5	(305)	$1.150
7/10/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	248,400	$12.500
7/7/2006	David Siegel	Sold Puts	Aug-06	12.5	(380)	$1.153
7/6/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	4,000	$12.500
7/6/2006	Central Florida Investments, Inc.	sold shares			(5,900)	$11.397
7/5/2006	David Siegel	Sold Puts	Aug-06	12.5	(10)	$1.100
7/5/2006	Central Florida Investments, Inc.	sold shares			(14,000)	$11.368
7/3/2006	David Siegel	Sold Puts	Aug-06	12.5	(234)	$1.100
7/3/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500
7/3/2006	Central Florida Investments, Inc.	sold shares			(22,900)	$11.432
7/3/2006	Central Florida Investments, Inc.	sold shares			(200)	$11.450
6/30/2006	David Siegel	Sold Puts	Aug-06	12.5	(150)	$1.100
6/30/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	500	$12.500
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.430
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,250)	$11.440
6/30/2006	Central Florida Investments, Inc.	sold shares			(5,000)	$11.400
6/30/2006	Central Florida Investments, Inc.	sold shares			(2,000)	$11.450
6/30/2006	Central Florida Investments, Inc.	sold shares			(500)	$11.420
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.410
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.440
6/30/2006	Central Florida Investments, Inc.	sold shares			(250)	$11.410
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,000)	$11.460
6/30/2006	Central Florida Investments, Inc.	sold shares			(1,500)	$11.460
6/30/2006	Central Florida Investments, Inc.	sold shares			(9,000)	$11.408
6/30/2006	Central Florida Investments, Inc.	sold shares			(50,000)	$11.438
6/29/2006	David Siegel	Sold Puts	Aug-06	12.5	(530)	$1.203
6/29/2006	Central Florida Investments, Inc.	sold shares			(7,600)	$11.404
6/29/2006	Central Florida Investments, Inc.	sold shares			(17,400)	$11.360
6/29/2006	Central Florida Investments, Inc.	sold shares			(700)	$11.336
6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.437
6/29/2006	Central Florida Investments, Inc.	sold shares			(25,000)	$11.360
6/29/2006	Central Florida Investments, Inc.	sold shares			(24,300)	$11.360
6/29/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	23,100	$12.500
6/28/2006	David Siegel	Sold Puts	Aug-06	12.5	(672)	$1.157
6/28/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	6,000	$12.500
6/27/2006	Central Florida Investments, Inc.	Assigned Shares – Bought	Aug-06	12.5	20,000	$12.500